May 3, 2024

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Officer of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Michael Purcell
    Irene Barberena-Meissner

Re:    Forward Air Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 12, 2024
File No. 000-22490

Dear Mr. Purcell and Ms. Barberena-Meissner:

On behalf of Forward Air Corporation (the “Company”), reference is made to the letter dated April 26, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A, as filed with the Commission on April 12, 2024 (the “Proxy Statement”). Where indicated, revised disclosure will be included in the definitive proxy statement on Schedule 14A to be filed by the Company (the “Definitive Proxy Statement”).

For the Staff’s convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto. Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

Preliminary Proxy Statement on Schedule 14A

Proposal 1 – Nasdaq Conversion Proposal, page 6

1.We note that if the Nasdaq Conversion Proposal is approved, you plan to issue shares of Company Common Stock upon the conversion of the outstanding Company Series C Preferred Units that were issued in connection with the Omni Acquisition and fractional units of Company Series B Preferred Stock upon the conversion of Opco Series C-2 Preferred Units that were issued in connection with the Omni Acquisition into Opco Class B Units, and Company Common Stock upon the exchange of such fractional units of Company Series B Preferred Stock. Please advise us of the exemption from the Securities Act that you are relying upon and provide an analysis supporting the use of such exemption.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is relying upon the exemption from registration provided by Section 4(a)(2) of the Securities Act with respect to its proposed issuance of shares of Company Common Stock and
GREENBERG TRAURIG, P.A. ATTORNEYS AT LAW WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 Tel: 954.765.0500 Fax 954.765.1477

May 3, 2024

fractional units of Company Series B Preferred Stock upon approval of the Conversion Proposal as well as the issuance of Company Common Stock upon exchange of such fractional units of Company Series B Preferred Stock (the “Conversion Issuances”).

The Company determined, based in part on the manner of the Conversion Issuances and the nature and limited number of recipients participating in the Conversion Issuances, that the proposed Conversion Issuances do not involve a “public offering” within the meaning of Section 4(a)(2) of the Securities Act. Based upon due diligence conducted in connection with the Omni Acquisition and affirmative representations received from Former Omni Holders, the Company determined that each of the Former Omni Holders that was issued Company Series C Preferred Units and Opco Series C-2 Preferred Units in connection with the Omni Acquisition had sufficient knowledge and experience in financial and business matters that, each was capable of evaluating the merits and risks of the prospective investment in the Company’s securities. Moreover, Company Series C Preferred Units and Opco Series C-2 Preferred Units currently cannot be transferred, subject to certain permitted transfers that would maintain the exemption under Section 4(a)(2) of the Securities Act.

Additionally, the limited number of Former Omni Holders allowed negotiations with, and offers to, the Former Omni Holders to be conducted privately.

For the reasons stated above, the Company determined that the Conversion Issuances will be exempt from registration under the Securities Act pursuant to Section 4(a)(2).

2.We note that you are seeking the approval of the issuance of 5,135,008 shares of Company Common Stock on as-converted and as-exchanged basis and Convertible Preferred Equity Consideration, which represents an additional 8,880,010 shares of Company Common Stock on an as-converted and as-exchanged basis. Given that this proposal involves a solicitation of shareholders for the purpose of approving the issuance of additional securities that are issuable in connection with the Omni Acquisition, and your shareholders will not have a separate opportunity to vote on this transaction, please revise your disclosure to include the information required pursuant to Note A of Schedule 14A, including the information set forth in Items 13 and 14 of Schedule 14A. See also Question 151.02 of Proxy Rules and Schedule 14A/14C Compliance and Disclosure Interpretations.

Response: The Company respectfully advises the Staff that we previously reviewed and considered the instruction in Note A to Schedule 14A, including Question 151.02 of Proxy Rules and Schedule 14A/14C Compliance and Disclosure Interpretations (“Question 151.02”), in determining whether to include in the Proxy Statement the disclosures required by Items 13 and 14 of Schedule 14A. The Company determined, and continues to believe, that the instruction in Note A and Question 151.02 are inapplicable to the Conversion Proposal. First, Note A is inapplicable because the Conversion Proposal does not involve a solicitation seeking shareholder approval of the authorization of additional securities which are to be used to acquire another company; rather, the Conversion Proposal seeks shareholder approval, in accordance with the requirements of Nasdaq Listing Rule 5635(a), of the conversion of our outstanding Company Series C Preferred Units into Company Common Stock and our outstanding Opco Series C-2 Preferred Units into Company Series B Preferred Units, which may be exchanged for Company Common Stock, because, if the Conversion Proposal is approved, the conversion would result in

GREENBERG TRAURIG, P.A. ATTORNEYS AT LAW WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 Tel: 954.765.0500 Fax 954.765.1477

May 3, 2024

the Company, in an offering that is not a public offering, issuing securities that, on an as-converted and as-exchanged basis, (x) constitute more than twenty percent (20%) of the voting power outstanding prior to such conversion and (y) exceed twenty percent (20%) of the total number of shares of Company Common Stock issued and outstanding prior to such issuance. Second, the Conversion Proposal can be distinguished from the scenario described in Question 151.02 because obtaining approval of the Conversion Proposal is not necessary for the Company to meet any obligations under the Convertible Preferred Equity Consideration, the Merger Agreement or any other instrument entered into in connection with the Omni Acquisition and, therefore, is not an “integral part” of the Omni Acquisition, as contemplated by Question 151.02. Finally, for the reasons discussed more fully below, we believe that the information required by Items 13 and 14 is not material to, and could potentially mislead, our shareholders in connection with the requested vote on the Conversion Proposal.

Note A

Note A to Schedule 14A states that:

“[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items shall also be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.” (emphasis added).

Unlike the underlined portion of Note A, the Company’s shareholders are not being asked to approve the issuance of additional securities that are to be used to acquire another company. While the Company, through the Conversion Proposal, is asking its shareholders to approve the issuance of additional securities (the additional Company Common Stock and Company Series B Preferred Units to be issued, collectively, the “Additional Securities”), the Additional Securities to be issued will not be used “to acquire another specified company” as cited in Note A.

As disclosed in the Proxy Statement, Company Series C Preferred Units and Opco Series C-2 Preferred Units were issued as part of the consideration for the acquisition of Omni Newco, LLC (“Omni”), which was completed on January 24, 2024. Under the Company’s organizational documents, Tennessee law and Nasdaq listing rules, the Company and its Board had full authority, without shareholder approval, to consummate the Omni Acquisition and to issue the Company Series C Preferred Units and Opco Series C-2 Preferred Units pursuant to the transaction. No shareholder vote is being sought via the Proxy Statement with respect to the authorization or the issuance of Company Series C Preferred Units and Opco Series C-2 Preferred Units used to acquire Omni. Rather, at the Annual Meeting, the Company’s shareholders will be asked to vote on whether the Company Series C Preferred Units and Opco Series C-2 Preferred Units will be convertible into the Additional Securities, such vote being required by the listing rules of the Nasdaq solely in connection with their conversion, which conversion is not required under the terms of the Convertible Preferred Equity Consideration.

GREENBERG TRAURIG, P.A. ATTORNEYS AT LAW WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 Tel: 954.765.0500 Fax 954.765.1477

May 3, 2024

The vote of the Company’s shareholders on the issuance of Additional Securities is independent of, and will neither have any bearing on, nor facilitate, the completion of the Omni Acquisition. The Omni Acquisition, which closed on January 25, 2024, was not contingent upon, nor subject to, shareholder approval of the Conversion Proposal. The Company’s shareholders neither have the legal right to unwind the Omni Acquisition nor to vote upon the Omni Acquisition. The only issue before the Company’s shareholders with respect to the Conversion Proposal is whether to render the necessary approval of the conversion of the Company Series C Preferred Units and Opco Series C-2 Preferred Units.

The Conversion Proposal instead relates to the independent question of whether Additional Securities may be issued upon the conversion of the Company’s previously issued Company Series C Preferred Units and Opco Series C-2 Preferred Units in accordance with Nasdaq Listing Rule 5635(a). If the Conversion Proposal is not approved, the Company Series C Preferred Units and Opco Series C-2 Preferred Units will remain outstanding, under their existing terms and conditions and will not be convertible into Company Common Stock or Company Series B Preferred Units, as applicable.

Question 151.02

Question 151.02, which provides guidance interpreting Note A, describes a scenario where the solicitation of shareholder approval by a registrant for the authorization of the issuance of additional shares of common stock following the closing of an acquisition of another company would “involve” such acquisition for purposes of Note A and therefore would require the registrant to include in the proxy statement information about the acquisition called for by Schedule 14A. In the scenario described in Question 151.02, “[a] portion of the consideration paid in the acquisition consists of convertible securities that, at the holder’s option, can be converted into shares of the registrant’s common stock or, at the registrant’s option, cash” (emphasis added). Crucially, Question 151.02 explains that “[t]he authorization of additional shares of common stock is an integral part of the acquisition because it is necessary for the registrant to meet its obligation under the convertible securities issued as consideration for the acquisition”.

The Convertible Preferred Equity Consideration issued in connection with the Omni Acquisition can be distinguished from the convertible securities described in Question 151.02. Unlike the convertible securities described in Question 151.02, the Convertible Preferred Equity Consideration does not, pursuant to its terms, give the holders thereof the right to elect to convert Convertible Preferred Equity Consideration into Company Common Stock. If approval of the Conversion Proposal is obtained, the outstanding Company Series C Preferred Units automatically convert into Company Common Stock and the outstanding Opco Series C-2 Preferred Units automatically convert into Company Series B Preferred Units, which may be exchanged for Company Common Stock. If the approval of the Conversion Proposal is not obtained, the Company Series C Preferred Units and the Opco Series C-2 Preferred Units will remain outstanding, and the holders thereof will continue to be entitled to all rights and preferences related thereto (including payment of an annual dividend).

In the scenario described in Question 151.02, the registrant’s failure to obtain shareholder approval for the issuance of additional common stock would mean the holders of the registrant’s convertible securities are not permitted to exercise a right to which they are entitled under the

GREENBERG TRAURIG, P.A. ATTORNEYS AT LAW WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 Tel: 954.765.0500 Fax 954.765.1477

May 3, 2024

terms of the convertible securities (i.e., the registrant is not able to “meet its obligation under the convertible securities issued as consideration for the acquisition”). The Convertible Preferred Equity Consideration does not provide the holders thereof the right to convert Company Series C Preferred Units and the Opco Series C-2 Preferred Units or any other right that is contingent upon the Company obtaining approval of the Conversion Proposal, and, as such, the authorization of the Additional Securities is not necessary for the Company to meet any obligation whatsoever under the Convertible Preferred Equity Consideration. Additionally, the Company is under no obligation, whether pursuant to the terms of the Convertible Preferred Equity Consideration, the Merger Agreement or any other instrument entered into in connection with the Omni Acquisition, to obtain the approval of the Conversion Proposal.

Items 13 and 14

In addition, Instruction 1 to Item 13 of Schedule 14A states that any or all of the information required by Item 13(a) not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted and “[i]n the usual case… the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction...” Given the nature of the Conversion Proposal disclosed above, the Company does not believe that the information required by Item 13(a) is material for the exercise of prudent judgement in regards to the Conversion Proposal.

Finally, the Company respectfully submits that the inclusion of information required by Item 14 of Schedule 14A may, in fact, cause confusion regarding the nature of the Conversion Proposal and mislead shareholders by suggesting that the Company is asking for their vote, in part, to approve or disapprove the consummation of the Omni Acquisition. Item 14(a) of Schedule 14A, “Applicability,” lists the matters for which the subsequent Item 14(b) transaction information is to be provided. These matters are, exclusively, (1) a merger or consolidation; (2) an acquisition of securities of another person; (3) an acquisition of any other going business or the assets of a going business; (4) a sale or other transfer of all or any substantial part of assets; or (5) a liquidation or dissolution. At the Annual Meeting, no action is to be taken with respect of any such matter, and therefore, including the information required by Item 14 of Schedule 14A risks causing confusion and potentially misleading shareholders.

In light of the foregoing, the Company respectfully submits that the information required by Items 13 and 14 of Schedule 14A is inapplicable to the decision to be made by the Company’s shareholders with respect to the Conversion Proposal. Such information, if included in the Proxy Statement, may in fact cause confusion regarding the nature of the Conversion Proposal and mislead shareholders into believing that, by voting against the Conversion Proposal, they are voting against the consummation of the Omni Acquisition.

General

3.We note you disclose in your Annual Report on Form 10-K that the September 26, 2023 Shareholder Complaint filed against the Company by Rodney Bell, Michael A. Robert and Theresa Woods alleges, among other things, that your shareholders have the right to vote on certain transactions contemplated by the Merger Agreement and sought an injunction against the consummation of the transaction until a shareholder vote was held, and while

GREENBERG TRAURIG, P.A. ATTORNEYS AT LAW WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 Tel: 954.765.0500 Fax 954.765.1477

May 3, 2024

the temporary restraining order was dissolved on October 25, 2023 and the transaction was completed on January 25, 2024, the case remains pending. Please revise your disclosure to discuss the impact of the pending shareholder litigation on the Omni Acquisition and related transactions, and on the shareholder vote solicited in this proxy statement with respect to the Nasdaq Conversion Proposal.

Response: The Company acknowledges the Staff’s comment and will include the following disclosure in the Definitive Proxy Statement regarding the impact of the pending shareholder litigation on the Omni Acquisition and related transactions, and on the shareholder vote solicited in the Proxy Statement with respect to the Conversion Proposal:

On September 26, 2023, Rodney Bell, Michael A. Roberts and Theresa Woods, three shareholders of Forward Air, filed a complaint (the “Shareholder Complaint”) against us and certain of its directors and officers in the Third District Chancery Court sitting in Greeneville, Tennessee. The Shareholder Complaint alleges, among other things, that our shareholders have the right to vote on certain transactions contemplated by the Merger Agreement and sought an injunction against the consummation of the transaction until a shareholder vote was held. The court initially granted a temporary restraining order enjoining the transactions contemplated by the Merger Agreement but later dissolved it on October 25, 2023 on the basis that monetary damages, if appropriate, would provide the plaintiffs an adequate remedy. The case remains pending. The Company will continue to update its disclosure in its periodic reports with respect to the status of the Shareholder Complaint. The Company believes that in no event will the resolution of the Shareholder Complaint have any impact on the already completed Omni Acquisition and related issuance of the Convertible Preferred Equity Consideration or on the Conversion Proposal or the solicitation of shareholder votes thereon.

Staff’s Verbal Comment (Proposal 1 – Nasdaq Conversion Proposal):

4.Please revise your disclosure to include diagrams illustrating the Company’s current organizational structure, that includes post-restructuring and the Omni Acquisition, and its organizational structure if the Nasdaq Conversion Proposal is approved.

Response: The Company acknowledges the Staff’s comment and, in the Definitive Proxy Statement, will include diagrams illustrating the Company’s current organizational structure, that includes post-restructuring and the Omni Acquisition, and its organizational structure if the Conversion Proposal is approved.
* * * * *

GREENBERG TRAURIG, P.A. ATTORNEYS AT LAW WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 Tel: 954.765.0500 Fax 954.765.1477

May 3, 2024

Please do not hesitate to contact the undersigned at (954) 768-8210, with any questions or comments regarding any of the foregoing.
Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Flora R. Perez
Flora R. Perez

cc:     Michael L. Hance, Chief Legal Officer & Secretary, Forward Air Corporation
    Thomas Dunn, Cravath, Swaine & Moore LLP

GREENBERG TRAURIG, P.A. ATTORNEYS AT LAW WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 Tel: 954.765.0500 Fax 954.765.1477